Exhibit 99.2 Dear Shareholders, Our dedication to disciplined execution continued to serve us well during the second quarter of 2023. We delivered an improvement of more than 35 percentage points year-over-year in non-GAAP operating margin. We remain on track to generate sustained positive free cash flow by the end of this year. During the quarter, 25 million unique visitors used our free tools at Similarweb.com, and we are forecasting that more than 100 million unique visitors will use our free tools this year. This is a new record for interest at the top of our marketing funnel and we are encouraged by this signal of our growth potential from our marketing initiatives. We continued to advance our data and our solutions, and to create compelling value for our customers in Q2-23. We are regularly told by our customers that there is no other data with insights like ours available in the market today. Our customers rely on our mission-critical offerings to power data-driven decisions that they make in various aspects of their businesses. Our Business Performance Revenue reached $53.7 million in Q2-23, which landed near the high end of our estimate range, and grew 13% compared to the second quarter of 2022. 1 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 While our revenue grew in line with our expectations in Q2-23, our growth has slowed compared to years past, and reflects a different selling environment. As we have shared in previous shareholder letters, our sales cycles have lengthened versus those in previous years. This change was brought on by businesses preparing to deal with anticipated recessionary pressures and increasing uncertainty. Though demand for our offering has persisted globally, the adoption and expansion rate of our offering has changed to align with new macroeconomic realities and the more disciplined procurement processes that many of these businesses have installed to manage their risks and expenses. We are making swift and agile adjustments to position ourselves and our customers to succeed in these circumstances. Our customer base increased to 4,301 accounts, as of June 30, 2023, representing 12% growth year-over-year (YoY). The average annual revenue per account was approximately $50.6 thousand, similar to the second quarter of 2022 (Q2-22). The sequential flattening trend in average revenue per customer from Q4-22 to Q2-23 reflects continued softness in upselling with existing accounts as we add new customers at entry-level pricing and packaging. 2 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 As our global customer base continued to expand overall in Q2-23, the number of customers who generate more than $100K in ARR grew from 309 as of June 30, 2022, to 356 as of June 30, 2023, representing an increase of 15% YoY. This important customer segment represents 55% of our total ARR, as of June 30, 2023. We achieved an overall net revenue retention (NRR) rate of 101% in Q2-23, and we achieved an NRR rate of 109% for our $100K+ annual recurring revenue (ARR) customer segment. While customer acquisition and logo retention were steady in the second quarter, we saw challenges to expansion within our existing customer base. Some 3 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 customers needed to reduce their spending with us in order to fit their corporate budgets while remaining a Similarweb customer. Our logo retention of our $100,000 customers remains at 98%. Our Strategy At our core, we are a data and analytics company. Our unique data asset, which we call Similarweb Digital Data, consists of our proprietary estimations of the performance of companies, markets, products, consumer behavior and trends in the digital world. Our world-class team of over 200 data scientists, engineers, developers and analysts gathers billions of unrefined data points amounting to up to one percent of online transactions and interactions, and then transforms them into a comprehensive view of the internet across the web and mobile continuum. We deliver Similarweb Digital Data to our customers via Software-as-a-Service (SaaS) solutions, Data-as-a-Service (DaaS), or recurring Advisory Services. Our customers rely on our mission-critical offerings to power data-driven growth decisions that they make in their businesses, mainly to create strategy, acquire customers, or increase monetization. 4 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Our overall strategy consists of three pillars: 1. Establishing, maintaining, and enhancing substantial advantages in digital data and technology innovation 2. Delivering considerable return on investment for our customers through our digital intelligence solutions 3. Executing our go-to-market strategies, catalyzed by smart investments and operational discipline As we executed on our strategy in Q2-23, we made progress in our intelligence solutions. In addition to our Q2-23 results, we focused efforts on an upcoming broad feature release called Similarweb 3.0, which will be brought to market in late Q3-23. Our Digital Research Intelligence solution, which our customers use to understand and grow their digital market share, emphasized data visibility and facilitated our go-to-market motions in Q2-23. First, we created considerable pipeline and press exposure from the release of our flagship report, The State of Ecommerce. The report contributed to Similarweb data and insights being cited in 15,000 articles during Q2-23 in publications such as The New York Times and The Wall Street Journal. Next, we released our price and packaging changes based on meters for segments and industries. Lastly, our pilots and testing of new market research feature add-ons yielded positive indications supporting the upcoming Similarweb 3.0 launch in Q3-23. Our Digital Marketing Intelligence solution, which our customers use to grow user acquisition, focused on data expansion and core product innovation in Q2-23. We advanced our search ads analysis capabilities, which enables users to see the performance metrics of each search ad and evaluate which ads are driving the most impressions for their competitors and market. Next, we expanded our brand protection feature that allows our customers unique visibility to deploy ad spend on Google and constantly monitor their brand. Lastly we enhanced our paid search tracking dashboards and sharing capabilities, which included a release of additional features enabling customers to to visualize a complete picture of the paid search activities, tactics and strategies of their competitors. 5 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Our Sales Intelligence solution, which our customers use to grow their sales pipeline and increase their win rates, focused on user engagement and customer workflows in Q2-23. We improved our contacts offering, which differentiates our solution as a one stop shop for our customers. Additionally, we recently released Sales Signals (in Q3-23) - a new alerting system that allows sales teams to monitor their markets and identify the best opportunities to go after with daily notifications. Our Shopper Intelligence solution, which our customers use to grow their eCommerce sales, focused on data accessibility and timeliness in Q2-23. In order to ensure a more actionable platform, Shopper on-site-search data is now offered at weekly granularity, and as of early Q3-23, also at weekly freshness. Our free offering, My Brand Analytics - an easy-to-use dashboard that visualizes Seller Central data so ecommerce teams can increase sales on Amazon - gained traction during Q2-23. Upon adding demo capabilities to showcase the tool, we received elevated inbound demand immediately. Our Investor Intelligence solution, which our public investor customers use to grow ROI & drive alpha, emphasized expanding access to customers and data accessibility in Q2-23. We increased the number of stocks we cover in our basic, advanced, and premium packages. Also, we launched tier pricing to include both advanced stocks and individual stocks to monetize institutional investors. Beyond advancing our solutions, during Q2-23 we made a significant leap in our capabilities with generative AI. We recently announced the launch of SimilarAsk™ in beta release, which is a digital intelligence AI assistant within our platform that leverages large language models (LLMs). SimilarAsk is designed to answer real questions that users type in free text without having to know how to navigate within our solutions. We are solving one of the hardest problems that every analytics software has - that is to quickly find insights in the data and to take action on them. In the future, we believe that using SimilarAsk with its AI capabilities will be like having a conversation with the world’s most effective and talented market researcher, analyst, strategy consultant, and data scientist combined in one - the AI can give answers to critical business questions instantly. This will accelerate our time to feature development and drive more efficiency in our product development cycle and product adoption. We believe our upside potential from working with AI is high, and we look forward to bringing SimilarAsk into the market. 6 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Our Financial Results When examining our financial results, please note that references to expenses and operating results (other than revenue) are presented both on a GAAP and on a non-GAAP basis below, and that all non-GAAP results are reconciled to the most directly comparable GAAP results in the financial statements exhibits presented at the end of this letter. Our financial results in Q2-23 met our top line and exceeded our bottom line projections. Revisiting our top line results, in Q2-23, we delivered revenues of $53.7 million, reflecting 13% YoY growth driven primarily by an increase in the number of customers. Approximately 99% of our revenue is annual recurring revenue with minimum subscription terms of one year. We continue to increase the number of customers with multi-year subscription terms. As of the end of Q2-23, 42% of our ARR was generated from customers with multi-year subscription commitments, compared to 36% at the same time last year. We continue to believe this is a strong indicator of the long-term durability of our customer relationships and demand for our solutions. Our GAAP gross profit totaled $41.1 million and our non-GAAP gross profit totaled $42.7 million in Q2-23, compared to $33.6 million and $35.3 million in Q2-22, respectively. Non-GAAP gross margin was 79% in Q2-23, versus 74% in Q2-22. GAAP operating expenses decreased to $50.9 million and our non-GAAP operating expenses decreased to $46.1 million in Q2-23, down from $60.0 million and $55.1 million in Q2-22, respectively, largely reflecting our focus on operating efficiency. Non-GAAP operating expenses represented 86% of revenue in Q2-23 as compared to 116% of revenue in Q2-22, exemplifying progress towards achieving our objective of becoming sustained free cash flow positive. Specific components of our second quarter 2023 operating expenses: Our GAAP research and development investment decreased to $13.9 million and our non-GAAP research and development investment decreased to $12.4 million in Q2-23, down from $16.1 million and $14.6 million in Q2-22, respectively. As a percentage of 7 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 revenue, non-GAAP research & development expense was 23% in Q2-23, an improvement of 7 percentage points versus Q2-22. GAAP sales and marketing expenses decreased to $26.4 million and non-GAAP sales and marketing expenses decreased to $24.8 million in Q2-23, down from $32.1 million and $30.1 million in Q2-22, respectively, driven primarily by our efforts to align our resources with our moderating growth trajectory. As a percentage of revenue, non-GAAP sales & marketing expense was 46% in Q2-23, as compared to 63% in Q2-22, an improvement of 17 percentage points. An operating tenet in our model is that our sales and marketing costs are divided with approximately 50% to 55% attributable to new customer acquisition (land), and the remaining 45% to 50% attributable to retention, upselling and cross-selling (expand) of our existing customer base. When analyzing our investment in customer acquisition costs (CAC) for growth efficiency, we track an estimated payback period. This metric has historically averaged between 15 and 16 months on a gross profit basis over the trailing four quarters. Currently, the average payback is ranging between 19 and 20 months, primarily due to the longer sales cycles. Payback from expansion and customer retention costs (CRC) is faster than payback on new customer CAC and contributes meaningfully to our growth efficiency. We continue to invest in customer acquisition to support future growth, as well as in customer retention to drive NRR and to increase the lifetime value of our customers. GAAP general and administrative costs decreased to $10.5 million and our non-GAAP general and administrative costs decreased to $8.8 million in Q2-23, from $11.8 million and $10.4 million in Q2-22, respectively. As a percentage of revenue, non-GAAP general & administrative expense was 16% in Q2-23, an improvement of 5 percentage points compared to Q2-22. Looking at our bottom line, Q2-23 GAAP operating loss was ($9.8) million or (18%) of revenue, compared to ($26.5) million or (56%) of revenue for the second quarter of 2022. Q2-23 non-GAAP operating loss was ($3.5) million or (6%) of revenue, compared to ($19.8) million or (42%) of revenue for the second quarter of 2022. During Q2-23, we achieved excellent operating efficiencies across the business, which drove operating margin improvement year over year. 8 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 We believe that a strong indication of future performance is our deferred revenue, which was $97.1 million at the end of Q2-23, compared to $91.4 million in the same period last year. Our Remaining Performance Obligations (RPO) totaled $174.8 million at the end of Q2-23, up from $160.5 million at the end of Q2-22. We expect to recognize approximately 78% of total Q2-23 RPO as revenue over the next 12 months. The cumulative effect of longer sales cycles that began in the second half of fiscal year 2022 is impacting this metric on a year-over-year basis. We ended the second quarter with $73.0 million in cash and cash equivalents. Net cash used in operating activities was $2.3 million in Q2-23, compared to $13.1 million in Q2-22. Normalized free cash flow was negative $2.7 million in Q2-23, compared to negative $18.9 million in Q2-22. We are making progress toward our goal of becoming sustained free cash flow positive by the end of the fourth quarter. 9 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Our Business Outlook We are updating our guidance for the year to reflect our performance to date along with our current assessment of our market prospects in the back half of the year. In the third quarter of 2023 (Q3-23), we expect total revenue in the range of $54.1 million to $54.5 million, representing approximately 9% YoY growth at the midpoint. For the full year of 2023, we expect total revenue in the range of $216 million to $218 million, representing approximately 12% growth YoY at the midpoint of the range. Longer sales cycles and the timing of the GAAP revenue recognition have impacted our expectations for full year results in 2023. Looking at our projected Non-GAAP operating loss for Q3-23, we expect it to be in the range of $2.8 million to $3.2 million, and for the full year of 2023 between $16 million and $17 million, reflecting further progress on our path to profitability. In 2023, our strategic financial focus is to achieve positive free cash flow on a sustained quarterly basis by the fourth quarter of this year. We remain focused on disciplined execution to support both our growth and profitability, and on managing our balance sheet prudently. Our customers frequently tell us that they utilize our data extensively to make better decisions today. We believe that Similarweb Digital Data powers the revenue-driving operations of such customers — sales, marketing, analytics, ecommerce — by providing actionable insights to address their external risks and opportunities, which are especially valuable during these times of volatility, uncertainty, complexity, and ambiguity. We maintain our belief that our SaaS solutions along with our DaaS and advisory offerings disrupt and redefine the category of online market research and intelligence. Without our services, it could take weeks or months to research, benchmark, and analyze companies, industries and markets at a substantial cost. By either using our solutions or accessing our data directly, we believe our customers can reduce the time it takes to discover actionable insights to hours, minutes, or even seconds. With our beta release and development of SimilarAsk, we believe that we will be in a stronger position to further disrupt and transform this market in the future, as we will leverage LLMs to bring new features and insights to our customers almost instantly. 10 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Over the long term, we aspire to achieve sustained revenue growth, profitability and positive free cash flow as we capture a greater share of the estimated $44 billion TAM. We are taking the right steps now to turn our aspirations into our future reality. We look forward to sharing our progress in future updates. Sincerely, Or Offer Founder and Chief Executive Officer Jason Schwartz Chief Financial Officer 11 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Consolidated Balance Sheets 12 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Comprehensive Income (Loss) 13 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Share-based compensation costs included above: 14 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Cash Flows 15 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 16 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP gross profit to Non-GAAP gross profit 17 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating loss to Non-GAAP operating loss 18 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating expenses to non-GAAP operating expenses 19 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of net cash provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow Forward-Looking Statements This letter to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the third quarter and full year of 2023 described under "Business Outlook,” the expected performance of our business, future financial results, strategy, long-term growth and overall future prospects, our customers continued investment in digital transformation and reliance on digital intelligence and the size and our ability to capitalize on our market opportunity. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic 20 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 conditions, and challenges in our business and in the markets in which we operate; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete. These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on March 23, 2023, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur. Forward-looking statements represent our beliefs and assumptions only as of the date of this letter. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations, or otherwise. Certain information contained in this letter relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this letter, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of any information obtained from third-party sources. In addition, all of the market data included in this letter involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. 21 Similarweb Q2 2023 Shareholder Letter

Exhibit 99.2 Non-GAAP Financial Measures This letter to shareholders contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, and non-GAAP general and administrative expenses represents the comparable GAAP financial figure, less share-based compensation, adjustments, and payments related to business combinations, amortization of intangible assets, and certain other non-recurring items, as applicable and indicated in the above tables. Other Metrics Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage. 22 Similarweb Q2 2023 Shareholder Letter